UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(l) or 13(e)(l)
of the Securities Exchange Act of 1934
(Amendment No. 4)

________________________

CALLIDITAS THERAPEUTICS AB
(Name of Subject Company (Issuer))

________________________

ASAHI KASEI CORPORATION
(Offeror)

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Common Shares (“Shares”), quota value SEK 0.04 per Share

American Depositary Shares (“ADSs”), each representing two Common Shares, quota value SEK 0.04 per Share
(Title of Class of Securities)

13124Q1061
(CUSIP Number of Class of Securities)

________________________

Shinichiro Haga
Lead Executive Officer and Senior General Manager, Corporate Strategy
1-1-2 Yurakucho, Chiyoda-ku, Tokyo, Japan 100-0006
+81-3-6699-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

________________________

Copies to:

Benet J. O’Reilly, Esq.
Adam J. Brenneman, Esq.
Kimberly R. Spoerri, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

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☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule l 4d-l.
☐ issuer tender offer subject to Rule l3e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule l3D under Rule l3d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule l3e-4(i) (Cross-Border Issuer Tender Offer)
☒ Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

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1        No CUSIP number exists for the underlying Common Shares, as the Common Shares are not traded in the United States. The CUSIP number 13124Q106 is only for the American Depositary Shares representing Common Shares.

EXPLANATORY NOTE

On September 16, 2014, Amendment No. 4 to the Schedule TO (defined below) was filed by Asahi Kasei Corporation, a Japanese corporation (the “Original Amendment No. 4”). The Original Amendment No. 4 was intended to be the final amendment of the Schedule TO. However, the box next to “Check the following box if the filing is a final amendment reporting the results of the tender offer” was inadvertently not checked in the Original Amendment No. 4. This Amendment No. 4 is intended to correct this error. This Amendment No. 4 replaces and supersedes the Original Amendment No. 4 in its entirety.

* * *

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule TO (as amended August 1, 2024, August 13, 2024, and September 3, 2024 and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2024, by Asahi Kasei Corporation, a Japanese corporation (“Buyer” or the “Offeror”), in relation to its tender offer to purchase all of the outstanding common shares, quota value SEK 0.04 per share, held by U.S. Persons (the “Shares”) and all of the outstanding American Depositary Shares, each representing two common shares, quota value SEK 0.04 per share, whether or not held by U.S. Persons (the “ADSs” and, together with the Shares, the “Offer Securities”) of Calliditas Therapeutics AB, a company incorporated under the laws of Sweden (“Calliditas” or the “Company”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 18, 2024 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(a), and in the related Letter of Transmittal for ADSs (the “ADS Letter of Transmittal”) and Acceptance Form for Shares (the “Acceptance Form for Shares”, which, together with the Offer to Purchase, the ADS Letter of Transmittal and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “U.S. Offer”), copies of which are attached to the Schedule TO as Exhibit (a)(1)(B) and Exhibit (a)(1)(C), respectively. The U.S. Offer was made in conjunction with an offer by Buyer in Sweden directed to holders of Shares, but not holders of ADSs (the “Swedish Offer,” and together with the U.S. Offer, the “Offers”).

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The following paragraphs are added thereto:

“The Subsequent U.S. Offering Period expired as scheduled at 6:00 p.m., Eastern time, on September 13, 2024. The Share Tender Agent has advised Buyer that, as of 6:00 p.m., Eastern time, on September 13, 2024, 2,705,385 Shares have been validly tendered and not properly withdrawn during the Subsequent U.S. Offering Period and the subsequent offering period by Buyer in Sweden of the Swedish Offer. The ADS Tender Agent has advised Buyer that, as of 6:00 p.m., Eastern time, on September 13, 2024, 18,947 ADSs have been validly tendered and not properly withdrawn during the Subsequent U.S. Offering Period. These Shares and ADSs collectively represent approximately 5.08% of the outstanding Shares as of such time. As a result, Buyer will own 53,156,176 Shares, corresponding to a total of 98.38% of the outstanding Shares, upon settlement of the Subsequent U.S. Offering Period and the subsequent offering period by Buyer in Sweden of the Swedish Offer. On September 16, 2024, Buyer accepted for payment all Offer Securities that were validly tendered during the Subsequent U.S. Offering Period.

On September 13, 2024, the Company filed a Form 25, Notification of Removal from Listing and/or Registration with the Commission. The Company has also applied for delisting of the Shares from Nasdaq Stockholm.

On September 16, 2024, Buyer issued a press release in Sweden announcing the expiration, results and consummation of the subsequent offering period by Buyer in Sweden of the Swedish Offer, which is directed to holders of Shares, but not holders of ADSs. The press release is attached as Exhibit (a)(5)(T) hereto and incorporated herein by reference.”

Item 12.     Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(5)(T)	English version of Swedish press release dated September 16, 2024.*

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*        Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2024

Asahi Kasei Corporation
By:	/s/ Shinichiro Haga
Name:	Shinichiro Haga
Title:	Attorney-in-Fact pursuant to Power of Attorney attached to the Schedule TO

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